UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

(AMENDMENT NO. 1)

          Toreador Resources Corporation
(Name of Issuer)

        Common Stock, par value $0.15626 per share
(Title of Class of Securities)

          891050106
(CUSIP Number)

                                         December 31, 2004
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:       [   ]  Rule 13d-1(b)
                                                                                                                                                                   [X]  Rule 13d-1(c)
                                                                                                                                                                   [   ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Person Authorized to Receive Notices and Communications:

Janice V. Sharry, Esq.
Haynes and Boonne, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202
                                                                                   (214) 651-5000

SCHEDULE 13G

CUSIP No. 891050106

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James R. Anderson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas, United States

5 SOLE VOTING POWER 502,000

6 SHARED VOTING POWER 0
NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE DISPOSITIVE POWER 502,000

8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 502,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.35%[1]

12	TYPE OF REPORTING PERSON IN

(1)    Based on a total of 11,036,769 shares outstanding on December 31, 2004, as reported in the Registration Statement of Toreador Resources Corporation filed January 4, 2005.

James R. Anderson's Schedule 13G is amended and restated in its entirety as follows.

Item 1(a)	Name of Issuer:

Toreador Resources Corporation (the "Issuer)

Item 1(b)	Address of Issuer's Principal Executive Offices:

4809 Cole Avenue, Suite 108
Dallas, Texas 75205

Item 2(a)	Name of Person Filing:

James R. Anderson

Item 2(b)	Address of Principal Business Office:

1180 Emerald Sound Blvd.
Oak Point, TX 75068

Item 2(c)	Citizenship:

Texas

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.15626

Item 2(e)	CUSIP No:

891050106

Item 3	Status of Person Filing:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e) [ ] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g) [ ] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) [ ] Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership:

(a) This statement is filed on behalf of James R. Anderson. As of December 31, 2004, James R. Anderson was the beneficial owner of 502,000 shares of common stock, par value $0.15626 of the Issuer (the "Common Stock") on an as converted basis, subject to adjustment. James R Anderson is the record holder of 60,000 shares of Series A-1 Preferred Stock of the Issuer, of which each share of Preferred Stock is convertible into 6.25 shares of Common Stock, subject to adjustment (the "Preferred Stock"). James R. Anderson's wife, Karen S. Anderson is the record holder of 20,000 shares of Preferred Stock. James R. Anderson's daughter, Rachel Anderson, is the record holder of 1000 shares of Common Stock. James R. Anderson's daughter, Sarah Anderson, is the record holder of 1000 shares of Common Stock. Thus, the above reported beneficial ownership includes 375,000 shares of Common Stock, on an as converted basis, subject to adjustment, owned by James R. Anderson, 125,000 shares of Common Stock, on an as converted basis, subject to adjustment, owned by Karen S. Anderson, 1000 shares of Common Stock owned by Rachel Anderson and 1000 shares of Common Stock owned by Sarah Anderson.

(b) Percent of Class: 4.35%.

(c) Number of shares as to which person has:

(i) sole power to vote or to direct the vote: 502,000

(ii) shared power to vote or to direct the vote: 0

(iii) sole power to dispose or to direct the disposition of: 502,000

(iv) shared power to dispose or to direct the disposition of: 0

Item 5	Ownership of 5% of Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 6	Ownership of More than 5% of on Behalf of Another Person:

James R. Anderson's wife is the beneficial owner of 125,000 shares of common stock, on an as converted basis, subject to adjustment, James R. Anderson's daughter, Rachel Anderson, is the beneficial owner of 1000 shares of common stock, and James R. Anderson's daughter, Sarah Anderson, is the beneficial owner of 1,050 shares of common stock and each is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 28, 2005

/s/ James R. Anderson
James R. Anderson